Mercedes-Benz Auto Receivables Trust 2011-1
Investor Report
Collection Period Ended   30-Apr-2014

Amounts in USD

Dates

Collection Period No.	34			
Collection Period (from... to)	1-Apr-2014	30-Apr-2014		
Determination Date	13-May-2014			
Record Date	14-May-2014			
Distribution Date	15-May-2014			
Interest Period of the Class A-1 and A-2 Notes (from... to)	15-Apr-2014	15-May-2014	Actual/360 Days	30
Interest Period of the Class A-3 and A-4 Notes (from... to)	15-Apr-2014	15-May-2014	30/360 Days	30
1-m Libor	0.152200%			

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	495,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	469,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	451,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	132,500,000.00	108,925,582.56	91,138,372.18	17,787,210.38	134.243097	0.687837
Total Note Balance	**1,547,500,000.00**	**108,925,582.56**	**91,138,372.18**	**17,787,210.38**		

Overcollateralization	90,968,899.86	108,958,181.84	108,958,181.84	
Adjusted Pool Balance	1,638,468,899.86	217,883,764.40	200,096,554.02	
Yield Supplement Overcollateralization Amount	53,171,320.50	6,432,601.43	5,876,499.82	
Pool Balance	**1,691,640,220.36**	**224,316,365.83**	**205,973,053.84**	

	Amount	Percentage
Initial Overcollateralization Amount	90,968,899.86	5.55%
Target Overcollateralization Amount	108,958,181.84	6.65%
Current Overcollateralization Amount	108,958,181.84	6.65%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.216670%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.262200%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.850000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.220000%	110,741.01	0.835781	17,897,951.39	135.078878
Total		**$110,741.01**		**$17,897,951.39**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	18,146,086.23	(1) Total Servicing Fee	186,930.30
Interest Collections	670,879.91	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	161.00	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	110,540.08	(3) Interest Distributable Amount Class A Notes	110,741.01
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	0.00	(6) Regular Principal Distributable Amount	17,787,210.38
Available Collections	**18,927,667.22**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**18,927,667.22**	(9) Excess Collections to Certificateholders	842,785.53
		Total Distribution	**18,927,667.22**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	186,930.30	186,930.30	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	110,741.01	110,741.01	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	110,741.01	110,741.01	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	110,741.01	110,741.01	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	17,787,210.38	17,787,210.38	0.00
Aggregate Principal Distributable Amount	17,787,210.38	17,787,210.38	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,096,172.25
Reserve Fund Amount - Beginning Balance	4,096,172.25
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	0.00
minus Net Investment Earnings	0.00
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,096,172.25
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	0.00
Net Investment Earnings on the Collection Account	0.00
Investment Earnings for the Collection Period	0.00

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,691,640,220.36	62,088
Pool Balance beginning of Collection Period	224.316.365.83	20.962
Principal Collections	12,221,925.60	
Principal Collections attributable to Full Pay-offs	5,924,160.63	
Principal Purchase Amounts	0.00	
Principal Gross Losses	197,225.76	
Pool Balance end of Collection Period	205,973,053.84	19,807
Pool Factor	12.18%	

	As of Cutoff Date	Current
Weighted Average APR	3.62%	3.60%
Weighted Average Number of Remaining Payments	45.89	20.78
Weighted Average Seasoning (months)	13.28	44.31

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	203,582,879.82	19,612	98.84%
31-60 Days Delinquent	1,820,111.55	152	0.88%
61-90 Days Delinquent	430,682.65	32	0.21%
91-120 Days Delinquent	139,379.82	11	0.07%
Total	205,973,053.84	19,807	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	197,225.76
Principal Net Liquidation Proceeds	115.20
Principal Recoveries	109,283.13
Principal Net Losses	87,827.43
Cumulative Principal Net Losses	3,679,460.27
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.218%